

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2014

Via E-mail
Ayden R. Lee, Jr
Chairman, President, and CEO
Four Oaks Fincorp, Inc.
6114 U.S. 301 South
Four Oaks, NC 27524

> **Re:** **Four Oaks Fincorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 23, 2014**
> **File No. 333-195047**

Dear Mr. Lee:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed May 23, 2014

Capitalization, page 21

1.      We note your response to comment 19 in our letter dated May 1, 2014 and your revised disclosure beginning on page 21. Please revise your presentation to include footnote disclosure describing, in detail, how each of the adjustments made for the asset resolution plan were determined.

The Securities Purchase Agreement, page 33

Background of the Securities Purchase Agreement, page 33

2.      We note your response and revision in response to comment 21 in our letter dated April 4, 2014 and reissue in part. Revise to describe the "stand-alone alternative" and the

capital raise without the standby investor that you considered, and disclose why the Board ultimately decided to raise capital with the standby investor instead. Further disclose the party who proposed the Restricted Stock Plan as well as the development of negotiations over this point.

Exhibit Index

3.      Revise your legal opinion to opine as to the legality of the rights being registered. Refer to Section II.B.1.f. of Staff Legal Bulletin 19 (October 14, 2011). Further delete the qualification in the second to last paragraph that the opinion is only "as of the date hereof" given that the Registration Statement "may be further amended or supplemented," as is correctly noted in the first paragraph of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.  Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc:     Via E-mail
        Amy S. Wallace, Esq.